Exhibit (c)(12)

Cool Company Ltd.
Canon’s Court
22 Victoria Street
Hamilton HM11
Bermuda

4th November 2025

Ref: cvl/39407-25

Dear Sirs,

In accordance with your request and subject to the terms and conditions we have agreed with you, we, Clarkson Valuations Limited (CVL), have prepared this Valuation by (i) collating shipbrokers’ price estimates and/or ideas and market knowledge (ii) then seeking to validate such price estimates and/or ideas, where possible and appropriate, with details held on our database, information in relevant works of reference in our possession and particulars given to us for the preparation of this Valuation.

CVL has not physically inspected the Vessels nor inspected their classification records. We have assumed that the Vessels were in good and seaworthy condition and would be delivered free from all debts, registered encumbrances and maritime liens.

CVL is of the opinion that the approximate market values of the below mentioned Vessels, as at 1st September 2025, on the basis of prompt charter free delivery, as between a willing Seller and a willing Buyer for cash payment under normal commercial terms, were:

LNG Carrier
No	Vessel Name	Capacity (cbm)	Built	Builder	Loa (m)	Beam (m)	Containment Type	Main Engine	Charterfree Value (US$)
1		174,000	2025	Hyundai Samho HI	290.0	46.1	GTT Mark Ill Flex	2x Everllence B&W 5G70ME-C10.5-GA
2		174,000	2024	Hyundai Samho HI	289.9	46.1	GTT Mark Ill Flex	2x Everllence B&W 5G70ME-C10.5-GA
3		174,095	2021	Hyundai Samho HI	299.0	46.4	GTT Mark Ill Flex	2x WinGD 5X72DF
4		174,095	2020	Hyundai Samho HI	299.0	46.4	GTT Mark Ill Flex	2x WinGD 5X72DF
5		170,200	2015	STX SB (Jinhae)	299.9	45.8	GTT NO96GW	2x Everllence 9L51/60DF 2x Everllence 8L51/60DF

Clarkson Valuations Limited
Registered office: Commodity Quay I St Katharine Docks I London I El W l BF I United Kingdom I England No. 3354934
T: +44 (0) 20 7334 0000
clarksons.com
VAT Number: GB 245 9035 56 I Quality system registered under ISO 9001, Certified by BSI, Licence Number FS 30573

6	170,200	2015	STX SB (Jinhae)	299.9	45.8	GTT NO96GW	2x Everllence 9L51/60DF 2x Everllence 8L51/60DF
7	160,000	2015	Samsung HI	280.6	43.4	GTT Mark Ill Flex	3x Wartsila 12V50DF lx Wartsila 6L50DF
8	160,000	2015	Samsung HI	280.6	43.4	GTT Mark Ill Flex	3x Wartsila 12V50DF lx Wartsila 6L50DF
9	162,000	2015	Hyundai Samho HI	288.9	45.6	GTT Mark Ill Flex	2x Wartsila 12V50DF 2x Wartsila 8L50DF
10	162,000	2014	Hyundai Samho HI	288.9	45.6	GTT Mark Ill Flex	2x Wartsila 12V50DF 2x Wartsila 8L50DF
11	160,000	2014	Samsung HI	285.5	43.4	GTT Mark Ill Flex	3x Wartsila 12V50DF lx Wartsila 6L50DF
12	160,000	2014	Samsung HI	280.6	43.4	GTT Mark Ill Flex	3x Wartsila 12V50DF lx Wartsila 6L50DF
13	160,000	2014	Samsung HI	280.5	43.4	GTT GTT Mark Ill Flex	3x Wartsila 12V50DF lx Wartsila 6L50DF

This Valuation is based solely on a subjective opinion of the approximate market value applying the methodology described above as at the above Valuation date only and should not be taken to apply to any other date.

PLEASE NOTE: There is a relative lack of liquidity in the Sale and Purchase market for LNG Carriers of this size and type, and information on comparable Sale and Purchase transactions, has, where available, been very limited or not available. Therefore, the figure given is subject to a considerable degree of personal opinion with larger than normal confidence limits applying to this Valuation.

All statements made are statements of opinion and are not representations of fact. Any person contemplating entering a transaction of any nature whatsoever or otherwise having regard to this Valuation should satisfy himself by inspection of the Vessels and their records, or otherwise, as to the correctness of the statements which this Valuation contains.

No assurance or representation is given that the Valuation given would have been sustained or that it would have been realisable in any actual transaction.

The Vessels have been valued individually. If two or more Vessels were to have been placed on the market at the same time, no assurance may be given that the amount realisable would have been equal to the total of the individual values.

This Valuation has been provided solely for the private use of the person to whom it is addressed or to such other person to whom we have consented that this Valuation may be provided. By accepting the provision of our services in respect of this Valuation or by otherwise using or relying on this Valuation, you have accepted either our terms and conditions as specifically agreed between us in writing or, in the event of no such agreement in writing, our terms and conditions including the limitation of liability provisions at www.clarksons.com/terms-of-business/

No person other than the named addressee of this Valuation shall have any rights whatsoever as arising out of or relating to this Valuation under the Contract (Rights of Third Parties) Act 1999 or otherwise.

For and on behalf of
CLARKSON VALUATIONS LIMITED